UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010.
Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Purchase of own shares by the registrant and notification of changes to other board appointments of an existing non-executive director of the registrant.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated November 3, 2010 relating to the purchase by the registrant of its own shares.
1.2	Regulatory announcement dated November 3, 2010 relating to notification of changes to other board appointments of an existing non-executive director of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: November 3, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Purchase of own shares

RNS Number : 5093V
CSR plc
03 November 2010

3 November 2010

CSR plc ("CSR")

Purchase of own shares

On Tuesday 2 November 2010, CSR purchased 100,000 ordinary shares of 0.1p each at prices between 319p and 322.4p per share of which 100,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 3,617,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 181,223,312 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Corporate Finance & IR Director              Tel: +44 (0) 1223 692 000

FD

James Melville-Ross

Haya Herbert-Burns                                                                               Tel: +44 (0) 20 7831 3113

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Exhibit 1.2

Director Declaration

RNS Number : 5241V
CSR plc
03 November 2010

3 November 2010

CSR plc

Notification of changes to other Board Appointments

of an existing Non-executive Director of CSR plc

CSR plc ('the Company') announces that it has been advised that Mr Andrew Allner, a non-executive director of the Company and chairman of the Audit Committee was appointed a non-executive director of AZ Electronic Materials S.A. with effect from 1 October 2010.

On 3 November 2010, AZ Electronic Materials S.A. was admitted to the London Stock Exchange. With effect from that date, Mr Allner was also appointed chairman of the Audit Committee of AZ Electronic Materials S.A.

This announcement is made pursuant to paragraph 9.6.14R of the Listing Rules.

ENDS

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Corporate Finance & IR Director             Tel: +44 (0) 1223 692 000

FD

James Melville-Ross

Haya Herbert-Burns                                                                               Tel: +44 (0) 20 7831 3113

This information is provided by RNS

The company news service from the London Stock Exchange

END

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